Exhibit 99.1

Kuke Music Announces Change of Independent Director

BEIJING, Sep. 20 2022 /PRNewswire/ -- Kuke Music Holding Limited ("Kuke" or the "Group") (NYSE: KUKE), a leading classical music service platform in China, announced the replacement of an independent director, effective as of September 20, 2022.

The Company has appointed Mr. Jia Li as an independent director to the Company’s board of directors (the “Board”). Mr. Li will replace Mr. Dong Lan, who resigned from the Board for personal reasons, to serve as a member of the audit committee, corporate governance and nominating committee and compensation committee of the Board.

Mr. Li is an expert of media and communications in China. He has been serving as the Chief Strategy Officer and executive director of Chuanglian Holdings Limited (2371.HK) since 2013, after he joined the company as the head of marketing and operation in 2011. From 2009 to 2010, Mr. Li served as Deputy General Manager at Beijing CRI Glory Advertising Co., Ltd. From 2004 to 2009, Mr. Li held various managerial positions at multiple advertisement companies in Beijing. Mr. Li holds a bachelor’s degree from Capital Medical University and master’s degree from Nagasaki University.

About Kuke Music Holding Limited

Kuke is a leading classical music service platform in China encompassing the entire value chain from content provision to music learning services. By collaborating with its strategic global business partner Naxos, the largest independent classical music content provider in the world, the foundation of Kuke's extensive classical music content library is its unparalleled access to more than 900 top-tier labels and record companies. Leveraging its market leadership in international copyrighted classical music content, Kuke provides highly scalable classical music licensing services to various online music platforms, and classical music subscription services to over 800 universities, libraries and other institutions across China. In addition, it has hosted Beijing Music Festival ("BMF"), the most renowned music festival in China, for 24 consecutive years. Through KUKEY, the Company's proprietary AI music learning system, Kuke aims to democratize music learning via technological innovation, bring fascinating music content and professional music techniques to more students, and continuously improve the efficiency and penetration of music learning in China.

For more information about Kuke, please visit https://ir.kuke.com/

Investor Relations Contact

Kuke Music Holding Limited
Email: jane.zuo@kuke.com